FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

April 28, 2017

Barclays PLC and Barclays Bank PLC

Results Announcement

Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Barclays PLC and Barclays Bank PLC

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-212571) AND FORM S-8 (NOS. 333-112796, 333-112797, 333-149301 AND 333-149302) OF BARCLAYS BANK PLC AND THE REGISTRATION STATEMENTS ON FORM S-8 (NO. 333-153723, 333-167232, 333-173899, 333-183110, 333-195098 AND 333-216361) AND FORM F-3 (333-216377) OF BARCLAYS PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Barclays PLC and Barclays Bank PLC

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

The Report comprises the following:

Exhibit 99.1	Results of Barclays PLC Group as of, and for the three months ended, 31 March 2017.

Exhibit 99.2

A table setting forth the issued share capital of Barclays PLC and the Barclays PLC Group’s total shareholders’ equity, indebtedness and contingent liabilities as at 31 December 2016, the most recent reported statement of position, and updated for any significant or material items since that reporting date.

Exhibit 99.3

A table setting forth the issued share capital of Barclays Bank PLC and the Barclays Bank PLC Group’s total shareholders’ equity, indebtedness and contingent liabilities as at 31 December 2016, the most recent reported statement of position, and updated for any significant or material items since that reporting date.

Barclays PLC and Barclays Bank PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS PLC

(Registrant)

Date: April 28, 2017	By:	/s/ Marie Smith
Name: Marie Smith

Title: Assistant Secretary

BARCLAYS BANK PLC

(Registrant)

Date: April 28, 2017	By:	/s/ Marie Smith
Name: Marie Smith

Title: Assistant Secretary

Barclays PLC and Barclays Bank PLC